Exhibit 99.11

PRESS RELEASE

South Africa: TotalEnergies Launches Construction of a
216 MW Solar Plant with Battery Storage

Paris, December 15, 2023 – TotalEnergies and its partners are launching construction of a major hybrid renewables project in South Africa, comprising a 216 MW solar plant and a 500 MWh battery storage system to manage the intermittency of solar production.

Located in the Northern Cape province, the site will supply dispatchable renewable electricity to the South African national grid for twenty years, equivalent to over 400 GWh per year. Under the terms of a Power Purchase Agreement signed in November, and thanks to the storage system, the project will supply 75 MW of dispatchable power to the national utility Eskom on a continuous basis from 5 a.m. to 9.30 p.m., i.e., for longer than the available sunshine.

The project is being developed by a consortium of TotalEnergies (35%), Hydra Storage Holding1 (35%) and a B-BBEE2 partner, Reatile Renewables (30%). It has achieved financial close on 14 December and is expected to be operational in 2025, as part of the Risk Mitigation Independent Power Producer Procurement Programme launched by the Department of Mineral Resources and Energy to develop electricity generation capacity and alleviate the country’s electricity supply constraints.

“Together with our partners, we are pleased to launch this major solar power generation and storage project in South Africa. Thanks to its innovative hybrid design, it will enable us to supply continuous green electricity over a longer period and beyond the hours of sunshine. This project will not only contribute to the country’s energy transition, but also to strengthening the resilience of its power system,” said Vincent Stoquart, Senior Vice President, Renewables at TotalEnergies.

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TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. At the end of 2023, TotalEnergies’ gross renewable electricity generation installed capacity was 22 GW. TotalEnergies will continue to expand this business to reach 35 GW in 2025 and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

1 Hydro Storage Holding (HSH) is developer owned by former Mulilo shareholders

2 Broad-Based Black Economic Empowerment (B-BBEE) is a program launched in 2003 by the South African government to remedy the inequalities of apartheid. It is a certificate issued to companies that work towards greater economic integration of the black community, and in return gives them a better chance of winning government contracts.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).